

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2008

Mr. Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.
1166 Alberni Street, Suite 802
Vancouver, BC V6E 3Z3

      Re: **J-Pacific Gold Inc.**
            Form 20-F for the Fiscal Year Ended December 31, 2006
            Filed June 29, 2007
            Form 20-F/A for the Fiscal Year Ended December 31, 2006
            Filed October 15, 2007
            Form 20-F/A #2 for the Fiscal Year Ended December 31, 2006
            Filed January 10, 2008
            File No. 0-50238

Dear Mr. Braun:

      We have completed our review of your 2006 Form 20-F, and related amendments, and do not, at this time, have any further comments.

                        Sincerely,

                        Jill Davis
                        Branch Chief